UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

REPUBLIC BANCORP, INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204

(1)	Names of Reporting Persons	Scott Trager

(2)		(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:
	(5) Sole Voting Power	223,897.3	(1)
	(6) Shared Voting Power	9,078,437.0	(2)(3)
	(7) Sole Dispositive Power	223,897.3	(1)
	(8) Shared Dispositive Power	55,804	(3)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	9,302,334.3	(1)(2)(3)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

(11)	Percent of Class Represented by Amount in Row 9	46.88%	(4)

(12)	Type of Reporting Person (See Instructions)	IN
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(1) Includes 29,488 shares of Class B Common Stock held by the reporting person and 1,190 shares of Class B Common Stock held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis.  Also, includes 2,625 shares of Class A Common Stock that can be acquired under a currently exercisable option.  Also includes 2,255.8218 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan, and 22,550.58 shares of Class A Common Stock held in the Issuer’s 401(k) plan.

(2) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee.  The reporting person is a limited partner of Teebank and Jaytee.  The reporting person shares voting power over the shares held of record by Teebank and Jaytee with Steven E. Trager and Sheldon Gilman, as a member of the voting committee of Teebank and Jaytee.

(3) Includes 51,697 shares of Class A Common Stock and 4,107 shares of Class B Common Stock held by a family trust of which the reporting person is a co-trustee and a beneficiary.

(4) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2012 (18,694,315) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,144,925).

CUSIP No. 760281 204

ITEM 1(a). NAME OF ISSUER:

Republic Bancorp, Inc.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

601 West Market Street
Louisville, Kentucky 40202

ITEM 2(a). NAME OF PERSON FILING:

Scott Trager

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

601 West Market Street
Louisville, Kentucky 40202

ITEM 2(c). CITIZENSHIP:

U. S.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Class A Common Stock, no par value per share

ITEM 2(e). CUSIP NUMBER:

760281 204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

CUSIP No. 760281 204

(a) Amount Beneficially Owned: Scott Trager is the beneficial owner of 9,302,334.3 shares of Class A Common Stock of Republic Bancorp, Inc.(1)(2)(3)

(b) Percent of Class: Scott Trager is the beneficial owner of 46.88% of the Class A Common Stock of Republic Bancorp, Inc. (4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

223,897.3 (1)

(ii) Shared power to vote or to direct the vote

9,078,437.0 (2)(3)

(iii) Sole power to dispose or to direct the disposition of

223,897.3 (1)

(iv) Shared power to dispose or to direct the disposition of

55,804 (3)

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

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(1) Includes 29,488 shares of Class B Common Stock held by the reporting person and 1,190 shares of Class B Common Stock held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also, includes 2,625 shares of Class A Common Stock that can be acquired under a currently exercisable option.  Also includes 2,255.8218 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan, and 22,550.58 shares of Class A Common Stock held in the ssuer’s 401(k) plan.

(2) Includes 7,165,051 shares of Class A Common Stock held of record by Teebank, 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee, and 168,066 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner of Teebank and Jaytee. The reporting person shares voting power over the shares held of record by Teebank and Jaytee with Steven E. Trager and Sheldon Gilman, as a member of the voting committee of Teebank and Jaytee.

(3) Includes 51,697 shares of Class A Common Stock and 4,107 shares of Class B Common Stock held by a family trust of which the reporting person is a co-trustee and a beneficiary.

(4) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2012 (18,694,315) plus the securities beneficially owned by the reporting person that are currently exercisable for or convertible into shares of Class A Common Stock (1,144,925).

CUSIP No. 760281 204

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The reporting person, with the co-trustee of a family trust, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such trust. Beneficiaries of the family trust other than the reporting person may possess rights to receive dividends from, or the proceeds from the sale of, pro rata interests in the Issuer’s securities upon distribution of assets in accordance with the terms of such trust. As co-general partners of Teebank and Jaytee (each a beneficial owner of more than five percent of the class), Steven E. Trager and the Jean S. Trager Trust (each a beneficial owner of more than five percent of the class) may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities. In addition, Steven E. Trager, both individually and as trustee (a beneficial owner of more than five percent of the class), among others, is a limited partner of Teebank and Jaytee, and thereby may possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this Schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

CUSIP No. 760281 204

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013	/s/ SCOTT TRAGER
Scott Trager